                                                                      EXHIBIT 21



                              [CELTRIX LETTERHEAD]




NEWS RELEASE

                       CONTACT:      Donald D. Huffman
                                     Vice President, Finance and Administration, and Chief Financial Officer
                                     (408) 988-2500


                         CELTRIX REPORTS FISCAL YEAR-END
                                FINANCIAL RESULTS

             SIGNIFICANT MILESTONES IN PRODUCT DEVELOPMENT PROGRAMS


        SANTA CLARA, CA - - May 14, 1998 - - For the fiscal year ended March 31, 1998, Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) reported revenues of $661,000 and a net loss of $12,913,000, or $0.61 per share. In comparison, revenues for the fiscal year ended March 31, 1997, were $658,000, and the net loss was $12,696,000, or $0.83 per share. These results were in line with company expectations.

        Operating expenses increased 9 percent to $14,992,000 for the fiscal year ended March 31, 1998, from $13,818,000 for the previous fiscal year, due primarily to costs associated with human clinical studies and the manufacture of SomatoKine(R), the company's novel IGF-BP3 therapeutic composition. This increase was offset by a $737,000 gain on investment from the sale of Prograft Medical, Inc. securities held by Celtrix since 1993. At March 31, 1998, Celtrix had $7,913,000 in cash, cash equivalents and short-term investments.

IMPORTANT TRENDS IN CLINICAL STUDIES

        "Fiscal 1998 was a year of significant progress in the development of SomatoKine," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "Phase II clinical feasibility studies are in progress for two treatment indications - - hip fractures and severe burns - - and initial findings are highly encouraging."

        "Interim results from our feasibility study in hip fracture patients show trends which are potentially important not only for recovery from hip fracture surgery but also for the treatment of severe osteoporosis," Dr. Sommer said. "We are seeing positive trends in hip bone mineral density, a strong predictor of reduced refracture risk. We are also observing trends in increased hand grip strength and reduced fat body mass, which may indicate improved health and functionality. No adverse treatment-related side effects have been reported to date."

        "Initial data from our feasibility study for severe burns also show potentially important trends with SomatoKine," Dr. Sommer said. "Severe burns can cause significant imbalances in the immune system. However, data from the treatment of 6 children ages 2 to 18 show that systemic administration of SomatoKine appears to normalize immune functions that may protect patients from infections. Such protection may be vital, since infections can interfere with skin graft procedures and, in serious cases, trigger multi-system organ failure and death."



                                     -more-

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"Celtrix Reports Fiscal Year-End Financial Results"
Page 2



OTHER MAJOR COMPANY MILESTONES

        Preclinical research is continuing for other treatment indications. As reported recently, SomatoKine has been shown to effectively prevent the loss of both muscle weight and muscle protein (the major component of muscle tissue) in a laboratory model of muscular atrophy. The new findings provide further evidence supporting the use of SomatoKine to treat protein wasting diseases associated with cancer, AIDS and other life-threatening illnesses.

        Also during the year, three new U.S. patents were issued to Celtrix. Key among them is a patent providing important commercial protection for SomatoKine. This patent covers methods for treating osteoporosis and other serious medical conditions requiring the stimulation of bone and tissue growth.

        In the fourth fiscal quarter, Celtrix granted Genzyme Corporation's Tissue Repair Division expanded technology and territory rights to recombinant TGF-beta-2, a therapeutic compound. Under new and amended agreements, Genzyme Tissue Repair now has access to Celtrix's TGF-beta-2 antibody and receptor technology. In addition, Celtrix granted Genzyme the right to develop and commercialize TGF-beta-2 throughout the world, including Japan, China, Korea and Taiwan.

ADDITIONAL INFORMATION

        Celtrix is a biopharmaceutical company developing novel therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's development focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Current product development programs target acute traumatic injury, such as hip fracture surgery in the elderly and severe burns. Through strategic alliances with Celtrix, Yoshitomi Pharmaceutical Industries Ltd. is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

        This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability of the company to enter into a collaboration with a corporate partner for the development of SomatoKine to treat various indications, the ability to enroll enough patients, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                           - FINANCIAL CHARTS FOLLOW -

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                          CELTRIX PHARMACEUTICALS, INC.


                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)


                                              Three Months Ended             Twelve Months Ended
                                                   March 31,                       March 31,
                                           ------------------------        ------------------------
                                             1998            1997            1998            1997
                                           --------        --------        --------        --------
                                          (unaudited)     (unaudited)
Revenues:
  Product sales                            $      2        $     11        $     51        $     31
  Other revenues                                544             539             610             627
                                           --------        --------        --------        --------
                                                546             550             661             658
Costs and expenses:
  Cost of sales                                  --               1               1               5
  Research and development                    3,693           3,011          13,006          11,999
  General and administrative                    570             506           1,985           1,814
                                           --------        --------        --------        --------
                                              4,263           3,518          14,992          13,818
                                           --------        --------        --------        --------

Operating loss                               (3,717)         (2,968)        (14,331)        (13,160)

Interest income, net                            117              65             681             464

Gain on sale of investment
  in Prograft Medical, Inc.                      --              --             737              --
                                           --------        --------        --------        --------

Net loss                                   $ (3,600)       $ (2,903)       $(12,913)       $(12,696)
                                           ========        ========        ========        ========

Basic and diluted net loss per share       $  (0.17)       $  (0.19)       $  (0.61)       $  (0.83)
                                           ========        ========        ========        ========

Shares used in basic and diluted per
  share computation                          21,061          15,263          21,004          15,238
                                           ========        ========        ========        ========

                          CELTRIX PHARMACEUTICALS, INC.


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)


                                                           March 31,     March 31,
                                                             1998          1997
                                                            -------       -------
ASSETS

  Current assets:
    Cash, cash equivalents and short-term investments       $ 7,913       $ 5,788
    Receivables and other current assets                        219           197
                                                            -------       -------
      Total current assets                                    8,132         5,985

  Property and equipment, net                                 7,062         8,423
  Intangible and other assets, net                            2,682         2,548
                                                            -------       -------
                                                            $17,876       $16,956
                                                            =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY

  Current liabilities:
    Accounts payable and accrued liabilities                $ 2,234       $ 1,380
    Short-term debt and lease obligations                         8           328
                                                            -------       -------
      Total current liabilities                               2,242         1,708

  Deferred rent                                                 890         1,038

  Stockholders' equity                                       14,744        14,210
                                                            -------       -------
                                                            $17,876       $16,956
                                                            =======       =======